SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of September 7, 2000

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT
Schedule 5 - Block Listing Six-Monthly Return

Number of reports in announcement:
1

Company Name:
MERANT plc

Full Issuer Name:
MERANT plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:


Telephone Confirmation of Release Required:


Contact Name:
Philip Rosier

Tel. No:
01635 565583

Announcement Given To Third Parties:


Amendment:
No

Headline:
Blk Listing Six-Monthly Return




Schedule 5 - Block Listing Six-Monthly Return

1   Name of company:
MERANT plc

2   Name of Scheme:
Share Options Warrants Scheme

3   Period of Return - From:
1st March 2000

To:
31st August 2000

4   Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:
8,980,890

5   Number of shares issued/allotted under scheme during period:
6,380

6   Balance under scheme not yet issued/allotted under scheme at end of period:
8,974,510

7   Number and class of share(s) (amount of stock/debt securities)
originally listed and the date of admission:
13,000,000 ordinary 2p Sep'98

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
149,353,881

Contact name for queries:
Karin Watt

Contact telephone number:
01635 565489

Contact address:
The Lawn, 22-30 Old Bath Road, Newbury, Berks, RG14 1QN

Name of person making return:
Karin Watt

Position of person making return:
Accountant





Additional Information:


NNNN

SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  September 7, 2000                By: /s/ Kenneth A. Sexton
                                 --------------------------------------
                                       Kenneth A. Sexton
                                       Chief Financial Officer